# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Keros Therapeutics, Inc., CIK 0001664710
CUSIP: 492327101
Title of class of securities: Common Stock, Par Value $0.0001 Per Share
Address of issuer's principal executive offices: 1050 WALTHAM STREET, SUITE 302, LEXINGTON, Massachusetts (MA), 02421
Date of event which requires filing of this statement: 10/15/2025
Filed by CIK 0001726334
Persons authorized to receive notices and communications: Asaf Shinar, Pontifax, 14 Shenkar Street, Herzliya Pituach, Israel (L3), 4672514, 972-9-9725617

## Reporting persons
- Pontifax Management 4 GP (2015) Ltd. (CIK 0001726334): type of reporting person: corporation (CO); citizenship or place of organization: Israel (L3); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Pontifax (Israel) IV, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Israel (L3); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Pontifax (Cayman) IV, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Pontifax (China) IV, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Pontifax Late Stage Fund L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Pontifax Late Stage GP Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Israel (L3); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, Par Value $0.0001 Per Share
Name of issuer: Keros Therapeutics, Inc.
Address of issuer's principal executive offices: 1050 WALTHAM STREET, SUITE 302, LEXINGTON, Massachusetts (MA), 02421

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated to read as follows:

As described in Items 4 and 5 below, the Reporting Persons no longer beneficially own any shares of Common Stock.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and supplemented with the addition of the following:

On October 15, 2025, certain of the Reporting Persons (collectively, the "Pontifax Parties") and the Issuer entered into a Stock Purchase Agreement (the "Repurchase Agreement"). Pursuant to the Repurchase Agreement, the Pontifax Parties agreed to sell a total of 4,787,331 shares of Common Stock, representing all the shares of Common Stock owned by the Reporting Persons, at a per share price of $17.75, for an aggregate price of $84,975,125.25. Pursuant to the Repurchase Agreement, the Pontifax Parties also agreed to certain standstill restrictions and voting commitments during the Standstill Period (as defined in the Repurchase Agreement), including, among other things, a restriction on the ability of the Pontifax Parties to acquire more than 100,000 shares of Common Stock (subject to certain limited exceptions and adjustments). The Issuer and the Pontifax Parties have also agreed to certain mutual non-disparagement obligations that remain in effect during the Standstill Period. In addition, concurrently with the execution of the Repurchase Agreement, each of Tomer Kariv and Ran Nussbaum, affiliates of the Pontifax Parties, delivered their resignations from the Issuer's board of directors and all committees thereof.

The foregoing description of the Repurchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Repurchase Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated to read as follows:

As described in Item 4 above, the Reporting Persons no longer beneficially own any shares of Common Stock.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated to read as follows:

Except as set forth in Item 4 above, the Reporting Persons have not entered into any transactions in the securities of the Issuer during the past 60 days.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class:
Item 5(e) is hereby amended and restated to read as follows:

As of October 15, 2025, the Reporting Persons ceased to be the beneficial owners of more than 5% of the outstanding shares of Common Stock.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended and supplemented with the addition of the following:

On October 15, 2025, the Pontifax Parties and the Issuer entered into the Repurchase Agreement as defined and described in Item 4 above and attached as Exhibit 99.1 hereto.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended and supplemented with the addition of the following to the Exhibit Index:

99.1 - Stock Purchase Agreement, dated October 15, 2025, by and among the Issuer and the Pontifax Parties (incorporated by reference to Ex. 2.2 to the Issuer's Current Report on Form 8-K, filed with the SEC on October 15, 2025).

## Signatures
- Pontifax Management 4 GP (2015) Ltd.: /s/ Tomer Kariv, Tomer Kariv, Chief Executive Officer (10/16/2025)
- Pontifax (Israel) IV, L.P.: /s/ Tomer Kariv, Tomer Kariv, Chief Executive Officer (10/16/2025)
- Pontifax (Cayman) IV, L.P.: /s/ Tomer Kariv, Tomer Kariv, Chief Executive Officer (10/16/2025)
- Pontifax (China) IV, L.P.: /s/ Tomer Kariv, Tomer Kariv, Chief Executive Officer (10/16/2025)
- Pontifax Late Stage Fund L.P.: /s/ Asaf Shinar, Asaf Shinar, Chief Financial Officer (10/16/2025)
- Pontifax Late Stage GP Ltd.: /s/ Asaf Shinar, Asaf Shinar, Chief Financial Officer (10/16/2025)